Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated May 11, 2017 with respect to the restated consolidated financial statements of Repsol Oil & Gas Canada Inc., which comprise the restated consolidated balance sheets as at December 31, 2016 and 2015, and the restated consolidated statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016, and a summary of significant accounting policies and other explanatory information, included in an exhibit to the Annual Report (Form 40-F) for the year ended December 31, 2016.

(signed) “Ernst & Young LLP”

Calgary, Canada
May 11, 2017